QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on August 13, 2001

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SILICON IMAGE, INC.
(Exact name of registrant as specified in its charter)

Delaware	77-0396307
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

1060 East Arques Avenue
Sunnyvale, California 94086
(408) 616-4000
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

David D. Lee
President and Chief Executive Officer
Silicon Image, Inc.
1060 East Arques Avenue
Sunnyvale, California 94086
(408) 616-4000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
David K. Michaels, Esq.
Andrew Y. Luh, Esq.
Fenwick & West LLP
Two Palo Alto Square
Palo Alto, CA 94306
(650) 494-0600

Approximate date of commencement of proposed sale to the public:
From time to time after this registration statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /x/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Share (1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, $0.001 par value per share	6,444,046	$4.67	$30,093,695	$7,524

(1)
Estimated as of August 9, 2001 pursuant to Rule 457(c) solely for the purpose of calculating the registration fee, based on the average of the high and low prices of the Registrant's common stock as reported by the Nasdaq National Market on August 9, 2001.

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

PROSPECTUS

SUBJECT TO COMPLETION, DATED AUGUST 13, 2001

    The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Up to 6,444,046 Shares of Common Stock

    The 6,444,046 shares of common stock covered by this prospectus were previously issued by Silicon Image in connection with its acquisition of CMD Technology Inc. These shares may be offered and sold over time by the stockholders named in this prospectus under the heading "Selling Stockholders," by their pledgees or donees, or by other transferees that receive the ordinary shares in transfers other than public sales.

    The selling stockholders may sell their Silicon Image shares in the open market at prevailing market prices, or in private transactions at negotiated prices. They may sell the shares directly, or may sell them through underwriters, brokers or dealers. Underwriters, brokers or dealers may receive discounts, concessions or commissions from the selling stockholders or from the purchaser, and this compensation might be in excess of the compensation customary in the type of transaction involved. See "Plan of Distribution."

    We will not receive any of the proceeds from the sale of these shares.

    Our common stock currently trades on the Nasdaq National Market under the symbol "SIMG". The last reported sale price of our stock on August 9, 2001 was $4.80 per share.

    Investing in our common stock involves a high degree of risk. Please carefully consider the "Risk Factors" beginning on page 5 of this prospectus.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August  , 2001

    In connection with this offering, no person is authorized to give any information or to make any representations not contained in this prospectus. If information is given or representations are made, you may not rely on that information or those representations as having been authorized by us. This prospectus is neither an offer to sell nor a solicitation of an offer to buy any securities other than those registered by this prospectus, nor is it an offer to sell or a solicitation of an offer to buy securities where an offer or solicitation would be unlawful. You may not imply from the delivery of this prospectus, nor from any sale made under this prospectus, that our affairs are unchanged since the date of this prospectus or that the information contained in this prospectus is correct as of any time after the date of this prospectus.

TABLE OF CONTENTS

Summary	3
Risk Factors	5
Use of Proceeds	17
Dilution	18
Selling Stockholders	19
Plan of Distribution	23
Legal Matters	25
Experts	25
Where You Can Find More Information	25

    This prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. When used in this prospectus, the words "anticipate," "believe," "estimate," "will," "may," "intend" and "expect" and similar expressions identify certain of these forward-looking statements. Although we believe that our plans, intentions and expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such plans, intentions or expectations will be achieved. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained in this prospectus. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth in this prospectus, including under the heading "Risk Factors". These factors are not intended to represent a complete list of the general or specific factors that may affect us. It should be recognized that other factors, including general economic conditions and business strategies, may be significant, presently or in the future, and the factors set forth herein may affect us to a greater extent than indicated. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth herein. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

    Unless the context otherwise requires, the terms "we," "our," "us," "the company" and "Silicon Image" refer to Silicon Image, Inc., a Delaware corporation.

    Unless indicated otherwise, all share numbers in this prospectus reflect the two-for-one stock split effected by Silicon Image on August 18, 2000.

SUMMARY

    This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before buying shares in this offering. You should read the entire prospectus carefully. This prospectus contains forward-looking statements. The outcome of the events described in these forward-looking statements is subject to risks and actual results could differ materially from those anticipated or implied. The section entitled "Risk Factors" contains a discussion of some of the factors that could contribute to these differences.

Silicon Image, Inc.

    Silicon Image, Inc. designs, develops and markets systems and semiconductors, including transmitters, receivers, controllers and video processors, for applications that require high-bandwidth, cost-effective solutions for high-speed data communications. Our semiconductors provide multi-gigabit data transfer rates that we believe can be applied to multiple mass markets. To date, our primary focus has been on the local interconnect between host systems, such as PCs, set-top boxes and DVD players, and digital displays, such as flat panel displays, CRTs and TV's. Our host products enable the transmission of digital video data and our display products enable receipt and manipulation of digital video data. We also offer digital video processor products capable of high-quality digital video format conversions. As a result of our recent acquisition of CMD Technology, we also offer a variety of storage controller products. We are currently developing additional products and technologies for the consumer electronics, storage and networking markets.

    Our objective is to be a leading provider of systems and semiconductors that enable high-speed digital communications and optimize cost-per-bandwidth across targeted communications markets. Key elements of our strategy are to target the display and storage markets, promote open industry standards, drive broad adoption of digital host to display interconnects, increase the intelligence of interconnect displays through highly-integrated transmitters and receivers and penetrate new markets.

    As of April 30, 2001, we had shipped over 20 million units of our products, which are incorporated in host systems and displays sold by leading manufacturers such as Apple, ATI, Compaq, Dell, Diamond Multimedia, Fujitsu, Gateway, Hitachi, HP, IBM, LG, NEC, Princeton Graphics, Samsung, Sanyo, Sharp, Toshiba and ViewSonic. We incorporated in California on January 1, 1995 and reincorporated in Delaware in September 1999. Our address is 1060 East Arques Avenue, Sunnyvale, CA 94086, and our telephone number is (408) 616-4000.

Recent Events

    Acquisition of CMD Technology Inc.  In June 2001, we acquired CMD Technology Inc. CMD Technology is a provider of SCSI and Fibre Channel storage controllers for the UNIX, Open Systems and PC markets as well as a supplier of IDE/Ultra ATA semiconductors for the PC and embedded markets. As a result of this acquisition, we issued approximately 6,438,000 shares of our common stock in exchange for all outstanding shares of CMD Technology capital stock and converted all outstanding CMD Technology options into options to purchase approximately 3,723,000 shares of our common stock. The transaction was accounted for as a purchase. We are registering 6,444,046 shares of our common stock on the registration statement of which this prospectus forms a part in connection with our acquisition of CMD Technology.

    Acquisition of Silicon Communication Lab, Inc.  In July 2001, we acquired Silicon Communication Lab, Inc., a developer and provider of mixed-signal and high-speed circuit designs, most notably analog-to-digital converters. As a result of this acquisition, we issued approximately 1,305,000 shares of our common stock and $2,300,000 in cash in exchange for all outstanding shares of Silicon Communication Lab capital stock. We also converted all outstanding Silicon Communication Lab options into options to purchase approximately 956,000 shares of our common stock. This transaction was accounted for as a purchase.

The Offering

    Each of the shares that may be offered under this prospectus were issued by us to the selling stockholders named herein in connection with our acquisition of CMD Technology. These shares are being offered on a continuous basis under Rule 415 of the Securities Act of 1933, as amended (the "Securities Act").

Common stock that may be offered by selling stockholders	6,444,046 shares
Common stock to be outstanding after this offering	61,276,053 shares*
Use of proceeds	We will not receive any proceeds.

*
Based on the number of shares outstanding as of June 7, 2001, including shares issued in exchange for the outstanding capital stock of CMD Technology.

RISK FACTORS

    You should carefully consider the following risks before making an investment decision. You should carefully consider these risk factors, together with all of the other information contained or incorporated by reference in this prospectus, before you decide to purchase shares of our common stock. These factors could cause our future results to differ materially from those expressed or implied in forward-looking statements made by us. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also harm our business. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Our limited operating history makes it difficult to evaluate our future prospects.

    We were founded in 1995 and have a limited operating history, which makes an evaluation of our future success difficult. In addition, the revenue and income potential of our business and the markets we serve is unproven. We began volume shipments of our first display products in the third quarter of 1997. The Digital Visual Interface specification, which is based on technology developed by us and used in many of our products, was first published in April 1999. We have only recently completed our first generation of consumer electronics products and are still developing our initial networking products. Accordingly, we face risks and difficulties frequently encountered by early-stage companies in new and rapidly-evolving markets. If we do not successfully address these risks and difficulties, our business will be seriously harmed.

We have a history of losses and may not become profitable.

    We have incurred net losses in each fiscal quarter since our inception, including losses of $6.5 million for the three months ended March 31, 2001 and $23.2 million for the year ended December 31, 2000, and expect to continue to incur operating losses for the foreseeable future. Accordingly, we may not achieve and sustain profitability.

We are dependent on the markets for PCs and PC-related displays and storage products.

    From our inception to date, we have derived substantially all of our revenue from our products for PCs and PC-related displays. Accordingly, we are highly dependent on the PC industry, which began a slowdown in growth during the second half of 2000. If the market for PCs and PC-related displays continues to grow at a slow rate or contracts, whether due to reduced demand from end users, macroeconomic conditions or other factors, our business and results of operations could be seriously harmed. Although we are attempting to broaden our product offering to include products for the consumer electronics, storage and networking markets, there can be no guarantee that we will succeed in these efforts. To date, we have only achieved limited design wins in the consumer electronics industry. There is no guarantee that our recent acquisition of CMD Technology, a storage products company, will be successful. We are still developing our initial products for the networking market at substantial research and development cost, and have not yet achieved any design wins in this market. If we fail to consistently achieve design wins in the consumer electronics, storage and networking markets, we will remain highly dependent on the PC industry.

    We anticipate that current storage products developed by CMD Technology and future storage products based on technology of CMD Technology will represent a significant portion of our revenue going forward. Accordingly, we are also dependent on the storage industry, which like the PC industry, has experienced a slowdown recently as companies have reduced their capital expenditures related to data storage. This slowdown has resulted in reduced purchases of CMD Technology storage products. If the markets for these storage products continue to grow at a reduced rate or contract, whether due to reduced demand from end users, macroeconomic conditions or other factors, our business and results of operations could be seriously harmed.

Our quarterly operating results may fluctuate significantly and are difficult to predict.

    Our quarterly operating results are likely to vary significantly in the future based on a number of factors over which we have little or no control. These factors include, but are not limited to:

  •
  the growth of the markets for digital-ready PCs and displays, consumer electronics and storage and networking devices;

  •
  the strength or weakness in demand for PCs and the number of new PC designs released into the marketplace;

  •
  the evolution of industry standards;

  •
  the timing and amount of orders from customers;

  •
  the deferral of customer orders in anticipation of new products or enhancements by us or our competitors;

  •
  competitive pressures;

  •
  the ability of competitors to ship products that are alternatives to our products;

  •
  the availability of other semiconductors that are capable of communicating with our products; and

  •
  the cost of components for our products and prices charged by the third parties who manufacture, assemble and test our products.

    Because of these factors, our operating results are difficult to predict. Any substantial adverse change in any of these factors could negatively affect our business and results of operations. We cannot predict the duration or severity of the current downturn in the PC and storage markets, or in the general economy, and should it be more severe or protracted than we currently expect, our revenue and operating results would be seriously harmed.

Our quarterly operating results are likely to vary based on how well we manage our business. For example,

  •
  our ability to manage product transitions;

  •
  our ability to manage entry into new markets such as storage, networking and consumer electronics;

  •
  the distribution channels through which we choose to sell our products; and

  •
  our ability to manage expense and inventory levels

are all factors that affect our operating results. Our inability to effectively manage our business could adversely affect our business and our results of operations.

Competition in our markets may lead to reduced revenue from sales of our products, and increased losses.

    The high-speed communication, display, networking and storage industries are intensely competitive. These markets are characterized by rapid technological change, evolving standards, short product life cycles and declining selling prices. Our current display products face competition from a number of sources, including analog solutions, DVI-based solutions, dual (analog/DVI-based) solutions and other digital interface solutions. We expect competition in the display market to increase. For example, Analog Devices, ATI, Broadcom, Chrontel, Genesis Microchip, Macronix, Matrox, National Semiconductor, nVidia, Pivotal Technologies, Pixelworks, Sage, Silicon Bridge, SIS, Smart ASIC, ST Microelectronics, Texas Instruments and Thine have all begun shipping products or announced intentions to introduce products that will compete with our PanelLink products. There may be other companies that have announced DVI-based solutions and we expect that additional companies are likely to enter the market. In the future, our current or potential customers may also develop their own proprietary solutions.

    In the consumer electronics market, our video processing products face competition from products sold by Focus Enhancements, Genesis, nDSP, N/S Mediamatics, Micronas Semiconductor, Oplus, Phillips Semiconductor, Pixelworks, Sage and Trident. We also compete in some instances against in-house processing solutions designed by large OEMs.

    We have recently demonstrated technology that is applicable to the storage market. We will face competition from companies already established in this market, such as Agilent, Infineon, Texas Instruments and Vitesse, as well as from new entrants into this market. We cannot be sure that our internally-developed storage products will become accepted solutions in this market. In addition, we also face competition in the storage market from competitors of CMD Technology, a company which we recently acquired. With respect to storage semiconductors, CMD Technology faced competition from Promise and HighPoint, and with respect to storage systems, CMD Technology faced competition from divisions of EMC, LSI Logic and IBM. Some of these competitors have already established supplier or joint development relationships with divisions of current or potential customers of CMD Technology and accordingly may be able to leverage their existing relationships to discourage these customers from purchasing products from us or persuade them to replace our storage products with their products.

    Many of our competitors have longer operating histories, greater presence in key markets, better name recognition, access to larger customer bases and significantly more financial, sales and marketing, manufacturing, distribution, technical and other resources than we do. As a result, they may be able to adapt more quickly to new or emerging technologies and customer requirements, or devote more resources to the promotion and sale of their products. In addition, in the process of establishing our technology as an industry standard, and to ensure rapid adoption of the DVI specification, we have agreed to license specific elements of our intellectual property to others for free. We have also licensed elements of our intellectual property to Intel and other semiconductor companies and we may continue to do so. Competitors could use these elements of our intellectual property to compete against us. We cannot assure you that we can compete successfully against current or potential competitors, or that competition will not seriously harm our business by reducing revenue and increasing our losses.

Growth of the market for our computer and digital display products depends on the widespread adoption and use of the DVI specification.

    Our success is largely dependent upon the rapid and widespread adoption of the DVI specification, which defines a high-speed data communication link between computers and digital displays. We have faced challenges related to the acceptance of our products due to the incompatible technologies used by many computer and display manufacturers. We cannot predict the rate at which the DVI specification will be adopted by manufacturers of computers and digital displays. To date, relatively few systems implementing all of the electrical and mechanical aspects of the DVI specification have been shipped. Adoption of the DVI specification may be affected by the availability of computer components able to communicate DVI-compliant signals, such as transmitters, receivers, connectors and cables necessary to implement the specification. Other specifications may also emerge that could adversely affect the acceptance of the DVI specification. For example, a number of companies have promoted alternatives to the DVI specification using other interface technologies, such as LVDS, or low voltage differential signaling, a technology used in high-speed data transmission. Delays in the widespread adoption of the DVI specification could seriously harm our business.

Our success is dependent on increasing sales of our receiver and display controller products, which depends on host system manufacturers including DVI-compliant transmitters in their systems.

    Our success depends on increasing sales of our receiver and display controller products to display manufacturers. To increase sales of our receiver and display controller products, we need computer manufacturers to incorporate DVI-compliant transmitters in their systems, making these systems digital-ready. If computers are not digital-ready, they will not operate with digital displays, thus limiting the demand for digital receiver and display controller products. This would seriously harm our business.

Our success depends on the growth of the digital display market.

    Our business depends on the growth of the digital display market, which is at an early stage of development. The potential size of this market and its rate of development are uncertain and will depend on many factors, including, but not limited to:

  •
  the number of digital-ready computers;

  •
  the rate at which display manufacturers replace analog interfaces with DVI-compliant interfaces;

  •
  the availability of cost-effective semiconductors that implement a DVI-compliant interface; and

  •
  improvements to analog technology.

    Slow growth in, or a decrease in the size of, the digital display market would seriously harm our business.

Our success depends on the growth of the storage market.

    As a result of our acquisition of CMD Technology, our business depends on the growth of the storage market since we expect storage products based on technology of CMD Technology to represent a significant portion of our revenue. Specifically, we are focusing our product development and marketing efforts on storage controller and other products for the storage market using Serial ATA and Fibre Channel interface technologies, which we anticipate will replace Parallel ATA and SCSI interface technologies, respectively. The markets for Serial ATA and Fibre Channel interface technologies are at an early stage of development. The potential size and rate of development of these markets are uncertain and will depend on many factors, including, but not limited to:

  •
  the rate at which manufacturers of storage systems replace Parallel ATA and SCSI interfaces with Serial ATA and Fibre Channel interfaces;

  •
  the availability of cost-effective semiconductors for storage systems that implement Serial ATA and Fibre Channel interfaces; and

  •
  improvements to Parallel ATA and SCSI interface technology.

    Slow growth in, or a decrease in the size of, the Serial ATA and Fibre Channel storage markets would seriously harm our business.

Growth of the market for our products depends on an adequate supply of digital displays at affordable consumer prices.

    In order for the market for many of our products to grow, digital displays must be widely available and affordable to consumers. In the past, the supply of digital displays, such as flat panels, has been cyclical and consumers have been very price sensitive. In addition, although there has been initial interest in CRTs with a digital interface, to date only a few manufacturers have announced intentions to manufacture digital CRTs and very few manufacturers have made such displays available for purchase. Our ability to sustain or increase our revenue may be limited should there not be an adequate supply of, or demand for, affordable digital displays.

Our lengthy sales cycle can result in uncertainty and delays in generating revenue.

    Because our products are based on new technology and standards, a lengthy sales process, typically requiring several months or more, is often required before potential customers begin the technical evaluation of our products. This technical evaluation can then exceed nine months, and it can then be an additional nine months before a customer commences volume shipments of systems incorporating our products, if at all. Given our lengthy sales cycle, we may experience a delay between the time we incur expenditures and the time we generate revenue, if any, from these expenditures. As a result, our business could be seriously harmed if a significant customer reduces or delays orders, or chooses not to release products incorporating our products.

Our participation in the Digital Display Working Group (DDWG) requires us to license some of our intellectual property for free, which may make it easier for others to compete with us.

    We are a member of the DDWG, which published and promotes the DVI specification. We have based our strategy on promoting and enhancing the DVI specification and developing and marketing products based on the specification and future enhancements. As a result:

  •
  we must license for free specific elements of our intellectual property to others for use in implementing the DVI specification; and

  •
  we may license additional intellectual property for free as the DDWG promotes enhancements to the DVI specification.

    Accordingly, companies that implement the DVI specification in their products can use specific elements of our intellectual property for free to compete with us.

Our relationship with Intel involves competitive risks.

    We have entered into a patent cross-license agreement with Intel in which each of us granted the other a license to use the grantor's patents, except for identified types of products. We believe that the scope of our license to Intel excludes our current products and anticipated future products. Intel could, however, exercise its rights under this agreement to use our patents to develop and market other products that compete with ours, without payment to us. Additionally, Intel's rights to our patents could reduce the value of our patents to any third party who otherwise might be interested in acquiring rights to use our patents in such products. Finally, Intel could endorse a competing digital interface, or develop its own proprietary digital interface. Any of these actions could seriously harm our business.

We depend on a few key customers and the loss of any of them could significantly reduce our revenue.

    Historically, a relatively small number of customers and distributors have generated a significant portion of our revenue. For the three months ended March 31, 2001, sales to a Korean manufacturer generated 18% of our revenue and sales to a Japanese distributor generated 14% of our revenue. For the year ended December 31, 2000, sales to a Taiwanese distributor generated 18% of our revenue and sales to a Japanese distributor generated 16% of our revenue. As a result of customer concentration, any of the following factors could seriously harm our business:

  •
  a significant reduction, delay or cancellation of orders from one or more of our key customers or distributors; or

  •
  selection of products manufactured by a competitor for inclusion in one or more significant customer's future product generations.

    We expect our operating results to continue to depend on sales to a relatively small number of OEMs and their suppliers.

We do not have long-term commitments from our customers, and we allocate resources based on our estimates of customer demand.

    Our sales are made on the basis of purchase orders rather than long-term purchase commitments. In addition, our customers may cancel or defer purchase orders. We manufacture our products according to our estimates of customer demand. This process requires us to make many demand forecast assumptions, each of which may introduce error into our estimates. If we overestimate customer demand, we may allocate resources to manufacturing products that we may not be able to sell. As a result, we could have excess inventory. Conversely, if we underestimate customer demand or if sufficient manufacturing capacity is unavailable, we could forego revenue opportunities, lose market share and damage our customer relationships.

Our dependence on selling through distributors increases the risks and complexity of our business.

    Many OEMs rely on third-party manufacturers or distributors to provide inventory management and purchasing functions. Distributors generated 51% of our revenue for the three months ended March 31, 2001 and 66% of our revenue for the year ended December 31, 2000. Selling through distributors reduces our ability to forecast sales and increases the complexity of our business, requiring us to:

  •
  manage a more complex supply chain;

  •
  monitor and manage the level of inventory at each distributor;

  •
  provide for credits, return rights and price protection;

  •
  estimate the impact of credits, return rights, price protection and unsold inventory at distributors; and

  •
  monitor the financial condition and credit-worthiness of our distributors.

    Any failure to manage these challenges could seriously harm our business.

Our success depends on the development and introduction of new products, which we may not be able to do in a timely manner because the process of developing high-speed semiconductor products is complex and costly.

    The development of new products is highly complex, and we have experienced delays, some of which exceeded one year, in the development and introduction of new products on several occasions in the past. We expect to introduce new consumer electronics, transmitter, receiver and controller products in the future. We are also working on improvements to existing products and new products for the storage market based on technology of CMD Technology, which we recently acquired. We are also developing our initial products for high-speed networking applications. As our products integrate new, more advanced functions, they become more complex and increasingly difficult to design and debug. Successful product development and introduction depends on a number of factors, including, but not limited to:

  •
  accurate prediction of market requirements and evolving standards, including enhancements to the DVI specification;

  •
  development of advanced technologies and capabilities;

  •
  definition of new products that satisfy customer requirements;

  •
  timely completion and introduction of new product designs;

  •
  use of leading-edge foundry processes and achievement of high manufacturing yields; and

  •
  market acceptance.

    Accomplishing all of this is extremely challenging, time-consuming and expensive. We cannot assure you that we will succeed. Product development delays may result from unanticipated engineering complexities, changing market or competitive product requirements or specifications, difficulties in overcoming resource limitations, the inability to license third party technology or other factors. If we are not able to develop and introduce our products successfully and timely, our business will be seriously harmed.

We have made acquisitions in the past and expect to make acquisitions in the future, if advisable, and these acquisitions involve numerous risks.

    Our growth is dependent upon market growth and our ability to enhance our existing products and introduce new products on a timely basis. One of the ways we expect to develop new products and enter new markets is through acquisitions of other companies. In the second half of 2000, we completed the acquisitions of Zillion Technologies, LLC and DVDO, Inc. and in June 2001 we completed the acquisition of CMD Technology Inc. and entered into an agreement to acquire Silicon Communication Lab, Inc. Acquisitions involve numerous risks, including, but not limited to, the following:

  •
  difficulty and increased costs in assimilating acquired operations and employees;

  •
  inability to retain key employees of acquired businesses;

  •
  disruption of our ongoing business;

  •
  inability to successfully incorporate acquired technology and operations into our business and maintain uniform standards, controls, policies and procedures; and

  •
  inability to commercialize acquired technology.

    Acquisitions of high-technology companies are inherently risky, and no assurance can be given that our acquisitions of Zillion, DVDO or CMD Technology, our planned acquisition of Silicon Communication Lab, or our future acquisitions, if any, will be successful and will not adversely affect our business, operating results or financial condition. Failure to manage growth effectively and to successfully integrate acquisitions made by us could materially harm our business and operating results.

Our foundry, test and assembly capacity may be limited due to the cyclical nature of the semiconductor industry.

    We are dependent on third party suppliers for all of our foundry, test and assembly functions. We depend on these suppliers to allocate to us a portion of their capacity sufficient to meet our needs and to deliver products to us in a timely manner. These third party suppliers fabricate, test and assemble products for other companies. Therefore, it is likely that the lead-time required to manufacture, test and assemble our products will increase in times of decreasing capacity, which may result in our inability to meet our customer demand, therefore seriously harming our business.

We depend on third-party wafer foundries to manufacture nearly all of our products, which reduces our control over the manufacturing process.

    We do not own or operate a semiconductor fabrication facility. We rely almost entirely on Taiwan Semiconductor Manufacturing Company (TSMC), an outside foundry, to produce all of our display-related semiconductor products.We also rely on Kawasaki LSZ and Atmel, who are also outside foundries, to produce the parallel ATA and USB storage semiconductor products previously sold by CMD Technology. Our reliance on independent foundries involves a number of significant risks, including, but not limited to:

  •
  reduced control over delivery schedules, quality assurance, manufacturing yields and production costs;

  •
  lack of guaranteed production capacity or product supply; and

  •
  lack of availability of, or delayed access to, next-generation or key process technologies.

    We do not have a long-term supply agreement with TSMC or other foundries, and instead obtain manufacturing services on a purchase order basis. Our outside foundries have no obligation to supply products to us for any specific period of time, in any specific quantity or at any specific price, except as set forth in a particular purchase order. Our requirements represent a small portion of the total production capacity of our outside foundries and our outside foundries may reallocate capacity to other customers even during periods of high demand for our products. If our outside foundries are unable or unwilling to continue manufacturing our products in the required volumes, at acceptable quality, yields and costs, and in a timely manner, our business would be seriously harmed. As a result, we would have to identify and qualify substitute foundries, which would be time-consuming, costly and difficult. This qualification process may also require significant effort by our customers. In addition, if competition for foundry capacity increases, our product costs may increase and we may be required to pay significant amounts or make significant purchase commitments to secure access to manufacturing services.

We depend on third-party subcontractors for assembly and test, which reduces our control over the assembly and test processes.

    Our semiconductor products are assembled and tested by several independent subcontractors. We do not have long-term agreements with these subcontractors and typically obtain services from them on a purchase order basis. Our reliance on these subcontractors involves risks, such as reduced control over delivery schedules, quality assurance and costs. These risks could result in product shortages or increased costs of assembling and testing our products. If these subcontractors are unable or unwilling to continue to provide assembly and test services and deliver products of acceptable quality, at acceptable costs and in a timely manner, our business would be seriously harmed. We would also have to identify and qualify substitute subcontractors, which could be time-consuming, costly and difficult.

Our semiconductor products are complex and are difficult to manufacture cost-effectively.

    The manufacture of semiconductors is a complex process and it is often difficult for semiconductor foundries to achieve acceptable product yields. Product yields depend on both our product design and the manufacturing process technology unique to the semiconductor foundry. Since low yields may result from either design or process difficulties, identifying yield problems can only occur well into the production cycle, when actual product exists that can be analyzed and tested.

    We only test our products after they are assembled, as their high-speed nature makes earlier testing difficult and expensive. As a result, defects are not discovered until after assembly. This could result in a substantial number of defective products being assembled and tested, thus lowering our yields and increasing our costs.

Defects in our products could increase our costs and delay our product shipments.

    Although we test our products before shipment, they are complex and may contain defects and errors. In the past, we have encountered defects and errors in our products. Because our products are sometimes integrated with products from other vendors, it may be difficult to identify the source of any particular problem. Delivery of products with defects or reliability, quality or compatibility problems may damage our reputation and our ability to retain existing customers and attract new customers. In addition, product defects and errors could result in additional development costs, diversion of technical resources, delayed product shipments, increased product returns, and product liability claims against us that may not be fully covered by insurance. Any of these could seriously harm our business.

If we are unable to forecast accurately our component and material requirements, we may incur added costs or be unable to meet customer demands.

    We use rolling forecasts based on anticipated product orders from our customers and distributors to determine our component requirements. Lead times for materials and components that we order vary significantly and depend on factors, such as specific supplier requirements, contract terms and current market demand for such components. As a result, we may not accurately forecast component requirements. If we overestimate component requirements, we may have excess inventory, which would increase our costs. Conversely, if we underestimate component requirements, we may have inadequate inventory, which could interrupt manufacturing and delay delivery of products to our customers. Either occurrence could seriously harm our business.

    In addition, we rely on several key suppliers, including Avnet, Unique, Arrow, Sager. and AMCC, as the sole source providers of several key components for our storage products which were previously sold by CMD Technology. If we are unable to purchase these components in sufficient quantities and at acceptable prices from these suppliers, we would not be able to manufacture these products on a timely or cost-effective basis. As a result, we would have to identify and qualify substitute suppliers, which would be time consuming, costly and difficult.

We must attract and retain qualified personnel to be successful, and competition for qualified personnel is intense in our market.

    Our success depends to a significant extent upon the continued contributions of our key management, technical and sales personnel, many of whom would be difficult to replace. The loss of one or more of these employees could seriously harm our business. We do not have key person life insurance for any of our key personnel. Our success also depends on our ability to identify, attract and retain qualified technical, sales, marketing, finance and managerial personnel. Competition for qualified personnel is particularly intense in our industry and in our location. This makes it difficult to retain our key personnel and to recruit highly-qualified personnel. We have experienced, and may continue to experience, difficulty in hiring and retaining candidates with appropriate qualifications. If we do not succeed in hiring candidates with appropriate qualifications and in retaining our key executives and employees, our business could be seriously harmed.

We face foreign business, political and economic risks because a majority of our products and our customers' products are manufactured and sold outside of the United States.

    A substantial portion of our business is conducted outside of the United States, and as a result, we are subject to foreign business, political and economic risks. Nearly all of our products are manufactured in Taiwan, and for the three months ended March 31, 2001, 88% of our revenue was generated from customers and distributors located outside of the United States, primarily in Asia. We anticipate that sales outside of the United States will continue to account for a substantial portion of our revenue in future periods. Accordingly, we are subject to international risks, including, but not limited to:

  •
  difficulties in managing distributors from afar;

  •
  difficulties in staffing and managing foreign operations;

  •
  political and economic instability;

  •
  adequacy of local infrastructure;

  •
  difficulties in collecting accounts receivable;

  •
  difficulties in complying with multiple, conflicting and changing laws and regulations including export requirements, tariffs, import duties and other barriers; and

  •
  competition from foreign-based suppliers and the existence of protectionist laws and business practices that favor these suppliers.

    These risks could adversely affect our business and our results of operations. In addition, OEMs who design our semiconductors into their products sell them outside of the United States. This exposes us indirectly to foreign risks. Because sales of our products are denominated exclusively in United States dollars, increases in the value of the United States dollar will increase the foreign currency price equivalent of our products, which could lead to a reduction in sales and profits in that country.

We may be unable to adequately protect our intellectual property. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods to protect our proprietary technologies.

    We have been issued patents and have a number of pending patent applications. However, we cannot assure you that any patents will be issued as a result of any applications or, if issued, that any claims allowed will protect our technology. In addition, we do not file patent applications on a worldwide basis, meaning no patent protection will be obtained in some jurisdictions. We have also acquired intellectual property, including patent applications, through our acquisitions of DVDO, Zillion, CMD Technology and Silicon Communication Lab. It is possible that existing or future patents may be challenged, invalidated or circumvented. It may be possible for a third party to copy or otherwise obtain and use our products or technology without authorization, develop similar technology independently or design around our patents in the United States and in other jurisdictions. Effective patent, copyright, trademark and trade secret protection may be unavailable or limited in foreign countries. In addition, legal actions involving intellectual property or claims tend to be lengthy and expensive, and the outcome often is not predictable.

    Disputes may occur regarding the scope of the intellectual property license we have granted to DDWG participants for use in implementing the DVI specification in their products. These disputes may result in:

  •
  costly and time-consuming litigation; or

  •
  the license of additional elements of our intellectual property for free.

Others may bring infringement claims against us that could be time-consuming and expensive to defend.

    In recent years, there has been significant litigation in the United States and in other jurisdictions involving patents and other intellectual property rights. This litigation is widespread in the high-technology industry and is particularly prevalent in the semiconductor industry, in which a number of companies aggressively use their patent portfolios to bring infringement claims. In addition, in recent years, there has been an increase in the filing of so-called "nuisance suits," alleging infringement of intellectual property rights. These claims may be asserted as counterclaims in response to claims made by a company alleging infringement of intellectual property rights. These suits pressure defendants into entering settlement arrangements to quickly dispose of such suits, regardless of merit.

    We recently filed suit against Genesis Microchip alleging infringement of one or our patents. We may become a party to additional litigation in the future to protect our intellectual property or as a result of an alleged infringement of others' intellectual property. These lawsuits could subject us to significant liability for damages and invalidate our proprietary rights. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve, and would divert management's time and attention. Any potential intellectual property litigation could also force us to do one or more of the following:

  •
  stop selling products or using technology that contain the allegedly infringing intellectual property;

  •
  attempt to obtain a license to the relevant intellectual property, which license may not be available on reasonable terms or at all; and

  •
  attempt to redesign products that contain the allegedly infringing intellectual property.

    If we are forced to take any of these actions, we may be unable to manufacture and sell our products, which could seriously harm our business.

The cyclical nature of the semiconductor industry may lead to significant fluctuations in the demand for our products.

    In the past, the semiconductor industry has been characterized by significant downturns and wide fluctuations in supply and demand. Also, the industry has experienced significant fluctuations in anticipation of changes in general economic conditions, including those in Asia. This cyclicality has led to significant fluctuations in product demand and production capacity. It has also accelerated erosion of average selling prices per unit. We may experience fluctuations in our future financial results because of changes in industry-wide conditions.

Industry cycles may strain our management and resources.

    Cycles of growth and contraction in our industry may strain our management and resources. To manage these industry cycles effectively, we must:

  •
  improve operational and financial systems;

  •
  train and manage our employee base;

  •
  successfully integrate operations and employees of businesses we acquire or have acquired;

  •
  attract, develop, motivate and retain qualified personnel with relevant experience; and

  •
  adjust spending and working capital levels according to prevailing market conditions.

    If we cannot manage industry cycles effectively, our business could be seriously harmed.

Our operations and the operations of our significant customers, third-party wafer foundries and third-party assembly and test subcontractors are located in areas susceptible to natural disasters.

    Our operations are headquartered in the San Francisco bay area, which is susceptible to earthquakes, and the operations of CMD Technology, which we acquired, are based in the Los Angeles area, which is also susceptible to earthquakes. Taiwan Semiconductor Manufacturing Company, the outside foundry that produces all of our semiconductor products, is located in Taiwan. Advanced Semiconductor Engineering, or ASE, one of the subcontractors that assembles and tests our semiconductor products, is also located in Taiwan. For the three months ended March 31, 2001, customers located in Taiwan generated 26% of our revenue and customers and distributors located in Japan generated 23% of our revenue. Both Taiwan and Japan are susceptible to earthquakes, typhoons and other natural disasters.

    Our business would be seriously harmed if any of the following occurred:

  •
  an earthquake or other disaster in the San Francisco bay area damaged our headquarters or disrupted the supply of water and electricity to our headquarters;

  •
  an earthquake, typhoon or other disaster in Taiwan or Japan resulted in shortages of water, electricity or transportation, limiting the production capacity of our outside foundries or the ability of ASE to provide assembly and test services;

  •
  an earthquake, typhoon or other disaster in Taiwan or Japan damaged the facilities or equipment of our customers and distributors, resulting in reduced purchases of our products; or

  •
  an earthquake, typhoon or other disaster in Taiwan or Japan disrupted the operations of suppliers to our Taiwanese or Japanese customers, outside foundries or ASE, which in turn disrupted the operations of these customers, foundries or ASE and resulted in reduced purchases of our products or shortages in our product supply.

Our operations are located in areas susceptible to disruptions of electricity service and possibly severe increases in the costs of electric power and energy.

    Our operations are primarily based in the San Francisco bay area and Los Angeles area, which like much of California is susceptible to disruptions of electricity service. California's Independent Systems Operator (ISO) has ordered disruptions of electric services on a rotating basis. As much of our technology development and normal business activities require use of electric power, any, even short-term, interruption in electric service could damage our business. Moreover, a significant increase in the cost of energy may be forced upon us, which could increase our costs and adversely affect our operating results.

Provisions of our charter documents and Delaware law could prevent or delay a change in control of Silicon Image, and may reduce the market price of our common stock.

    Provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable. These provisions include:

  •
  authorizing the issuance of preferred stock without stockholder approval;

  •
  providing for a classified board of directors with staggered, three-year terms;

  •
  prohibiting cumulative voting in the election of directors;

  •
  requiring super-majority voting to amend some provisions of our certificate of incorporation and bylaws;

  •
  limiting the persons who may call special meetings of stockholders; and

  •
  prohibiting stockholder actions by written consent.

    Provisions of Delaware law also may discourage, delay or prevent someone from acquiring or merging with us.

The price of our stock fluctuates substantially and may continue to do so.

    The stock market has experienced extreme price and volume fluctuations that have affected the market valuation of many technology companies, including Silicon Image. These factors, as well as general economic and political conditions, may materially and adversely affect the market price of our common stock in the future. The market price of our common stock has fluctuated significantly and may continue to fluctuate in response to a number of factors, including, but not limited to:

  •
  actual or anticipated changes in our operating results;

  •
  changes in expectations of our future financial performance;

  •
  changes in financial projections of securities analysts;

  •
  changes in market valuations of other technology companies;

  •
  changes in key executives, technical personnel and other employees that we need to implement our business and product plans;

  •
  announcements by us or our competitors of significant technical innovations, design wins, contracts, standards or acquisitions;

  •
  the operating and stock price performance of other comparable companies; and

  •
  the number of our shares that are available for trading by the public and the trading volume of our shares.

    Due to these factors, the price of our stock may decline. In addition, the stock market experiences volatility that is often unrelated to the performance of particular companies. These market fluctuations may cause our stock price to decline regardless of our performance.

USE OF PROCEEDS

    We will not receive any proceeds from the sale of the common stock by the selling stockholders under this prospectus.

DILUTION

    As of March 31, 2001, our net tangible book value was approximately $61.2 million, or $1.12 per share of common stock. Net tangible book value per share represents total tangible assets less total liabilities, divided by 54,479,299 shares of common stock outstanding. Dilution in net tangible book value per share represents the difference between the price per share paid by purchasers of our common stock in this offering and the net tangible book value per share of our common stock immediately following this offering.

    We will not receive any proceeds from the sale of common stock under this prospectus and the shares offered under this prospectus are already outstanding. Accordingly, the amount of our total tangible assets, total liabilities and shares of common stock outstanding will not change as a result of the sale of any of the shares offered under this prospectus. Therefore, based on March 31, 2001 values, our net tangible book value and net tangible book value per share immediately following this offering will remain unchanged from the amounts set forth above, assuming that no additional shares of common stock are issued after the date of this prospectus.

    Assuming that the shares offered under this prospectus are sold at a price of $3.69, the closing price of our common stock on March 31, 2001, new purchasers of the shares will experience an immediate dilution of $2.57 per share. The following table illustrates the per share dilution:

Assumed offering price per share	$3.69
Net tangible book value per share after this offering	1.12

Dilution per share to new purchasers	$2.57

    The closing price of our common stock on August 9, 2001 was $4.80 per share. Accordingly, assuming that the shares offered under this prospectus are sold at that price and that our net tangible book value has not changed since March 31, 2001, new purchasers of the shares will experience an immediate dilution of $3.68 per share.

    The above discussion and tables assume that no stock options or warrants for common stock outstanding as of March 31, 2001 have been exercised. As of March 31, 2001, there were options outstanding to purchase a total of 11,139,417 shares of common stock at a weighted average exercise price of $6.57 per share and warrants outstanding to purchase a total of 571,428 shares of common stock at a weighted average exercise price of $0.96 per share. In addition, upon satisfaction of a specified milestone, we are obligated to issue a warrant to purchase an additional 285,714 shares of our common stock at $0.18 per share. The warrants to purchase a total of 571,428 shares of common stock were exercised in May 2001, resulting in additional dilution. The exercise of any of the other options or warrants described above may also result in further dilution to new purchasers. In addition, with respect to up to 30,000 shares of our common stock issued in our acquisition of Zillion, in the event that the price of these shares sold by the former holders of membership interests of Zillion during the first 45 days after June 21, 2001 is less than $20 per share, we are contractually obligated to issue additional shares to the sellers having a value equal to the price differential. The issuance of additional shares to satisfy this contractual obligation will result in additional dilution.

SELLING STOCKHOLDERS

    The following table sets forth certain information regarding the shares beneficially owned by the selling stockholders named below as of June 7, 2001, the shares that may be offered and sold from time to time by the selling stockholders pursuant to this prospectus, assuming each selling stockholder sells all of the shares offered in this prospectus, and the nature of any position, office or other material relationship that each selling stockholder has had with Silicon Image or any of its predecessors or affiliates within the past three years. The selling stockholders named below, together with any pledgee or donee of any named stockholders, and any person who may purchase shares offered hereby from any named stockholders in a private transaction in which they are assigned the stockholders' rights to registration of their shares, are referred to in this prospectus as the "selling stockholders."

    Except as indicated below, the shares that may be offered and sold pursuant to this prospectus represent all shares beneficially owned by each named selling stockholder as of June 7, 2001. All of these shares were acquired by the selling stockholders in connection with Silicon Image's acquisition of CMD Technology. Because the selling stockholders may offer from time to time all or some of their shares under this prospectus, no assurances can be given as to the actual number of shares that will be sold by any selling stockholder or that will be held by the selling stockholder after completion of the sales. Information concerning the selling stockholders may change from time to time and any revised information will be set forth in supplements to this prospectus if and when necessary.

    In connection with the acquisition, options to purchase common stock of CMD Technology held by certain of the selling stockholders named below were assumed by Silicon Image and converted into options to purchase common stock of Silicon Image. These assumed options are described in the footnotes to the table below. Shares of common stock subject to options granted by Silicon Image after June 7, 2001 or purchase options under Silicon Image's 1999 Employee Stock Purchase Plan are excluded from the table below.

    Based upon the 61,276,053 outstanding shares of common stock as of June 7, 2001, which number includes shares issued in exchange for the outstanding capital stock of CMD Technology, and assuming each selling stockholder sells all shares offered in this prospectus, no selling stockholder will own one percent or more of our outstanding shares of common stock after the completion of this offering.

Name	Shares Owned Before Offering	Shares Offered	Shares Owned After Offering
Thomas C. Chen and Sonia L. Chen Family Trust(1)	1,593,187	1,593,187	—
Wen Hai Chu Trust(2)	1,593,187	1,593,187	—
Simon Huang and Mary Huang Family Trust(3)	1,593,187	1,593,187	—
Chie-Ning Wang and Roberta Wang Family Trust(4)	1,593,187	1,593,187	—
Raymond Liu(5)	21,924	21,924	—
Khanh Hue Huynh	6,211	6,211	—
Son Truc Le(6)	5,846	5,846	—
Bob Rich	5,481	5,481	—
Robert Rudy(7)	3,654	3,654	—
Sam Wong	3,654	3,654	—
Patrick Liou	3,654	3,654	—
Paul Sack(8)	2,923	2,923	—
Steve O'Neil(9)	2,391	2,391	—
Kirk Andrews(10)	1,974	1,974	—
Jeff Blaalid(11)	1,771	1,771	—
Terry Sutherland(12)	1,710	1,710	—
Phil Chan	1,461	1,461	—
Rick Tan	1,461	1,461	—
Roger Klein(13)	878	878	—
RJ Wilcox(14)	854	854	—
Peter Cmaylo(15)	834	834	—
Hunardi Hudiono	730	730	—
Bill Dyer(16)	621	621	—
Al Kiehn(17)	615	615	—
Dave Striebich(18)	615	615	—
Jim Huang(19)	610	610	—
John Turner(20)	439	439	—
Tom Perry(21)	439	439	—
Bob Salem(22)	365	365	—
Tom Sprimont(23)	122	122	—
Fran Richardson	61	61	—
Totals	6,444,046	6,444,046	—

(1)
Prior to the acquisition of CMD Technology by Silicon Image, Thomas Chen served as Vice President, Operations of CMD Technology and the Thomas C. Chen and Sonia L. Chen Family Trust held approximately 24.7% of the outstanding shares of CMD Technology.

(2)
Prior to the acquisition of CMD Technology by Silicon Image, Wen Hai Chu served as Vice President, Research and Development of CMD Technology and the Wen Hai Chu Trust held approximately 24.7% of the outstanding shares of CMD Technology.

(3)
Prior to the acquisition of CMD Technology by Silicon Image, Simon Huang served as President and Chief Executive Officer of CMD Technology and the Simon Huang and Mary Huang Family Trust held approximately 24.7% of the outstanding shares of CMD Technology.

(4)
Prior to the acquisition of CMD Technology by Silicon Image, Chie-Ning Wang served as Chairman of the Board and Vice President, Engineering of CMD Technology and the Chie-Ning

  Wang and Roberta Wang Family Trust held approximately 24.7% of the outstanding shares of CMD Technology.

(5)
Prior to the acquisition of CMD Technology by Silicon Image, Raymond Liu served as a director of engineering of CMD Technology. Raymond Liu also held options to purchase an aggregate of 202,703 shares of Silicon Image common stock as of June 7, 2001.

(6)
Son Truc Le held an option to purchase an aggregate of 5,846 shares of Silicon Image common stock as of June 7, 2001. This option has been exercised in full and the shares received on exercise are being offered under this prospectus.

(7)
Prior to the acquisition of CMD Technology by Silicon Image, Robert Rudy served as the Vice President, Storage Interconnect Sales of CMD Technology. Robert Rudy also held options to purchase an aggregate of 393,484 shares of Silicon Image common stock as of June 7, 2001.

(8)
Prior to the acquisition of CMD Technology by Silicon Image, Paul Sack served as a engineer and manager of CMD Technology.

(9)
Prior to the acquisition of CMD Technology by Silicon Image, Steve O'Neil served as a principal engineer of CMD Technology.

(10)
Prior to the acquisition of CMD Technology by Silicon Image, Kirk Andrews served as the Vice President, Finance and Administration, Chief Financial Officer and Secretary of CMD Technology. Kirk Andrews also held options to purchase an aggregate of 177,074 shares of Silicon Image common stock as of June 7, 2001.

(11)
Prior to the acquisition of CMD Technology by Silicon Image, Jeff Blaalid served as the Chief Technology Officer and a director of engineering of CMD Technology. Jeff Blaalid also held options to purchase an aggregate of 320,359 shares of Silicon Image common stock as of June 7, 2001.

(12)
Prior to the acquisition of CMD Technology by Silicon Image, Terry Sutherland served as a director of engineering of CMD Technology. Terry Sutherland also held options to purchase an aggregate of 213,300 shares of Silicon Image common stock as of June 7, 2001.

(13)
Prior to the acquisition of CMD Technology by Silicon Image, Roger Klein served as a director of marketing of CMD Technology.

(14)
Prior to the acquisition of CMD Technology by Silicon Image, RJ Wilcox served as a director of product development and architect of CMD Technology. RJ Wilcox also held options to purchase an aggregate of 186,751 shares of Silicon Image common stock as of June 7, 2001.

(15)
Prior to the acquisition of CMD Technology by Silicon Image, Peter Cmaylo served as a director of sales of CMD Technology. Peter Cmaylo also held options to purchase an aggregate of 114,169 shares of Silicon Image common stock as of June 7, 2001.

(16)
Prior to the acquisition of CMD Technology by Silicon Image, Bill Dyer served as a technical manager and architect of CMD Technology. Bill Dyer also held options to purchase an aggregate of 17,648 shares of Silicon Image common stock as of June 7, 2001.

(17)
Prior to the acquisition of CMD Technology by Silicon Image, Al Kiehn served as a director of engineering of CMD Technology. Al Kiehn also held options to purchase an aggregate of 53,540 shares of Silicon Image common stock as of June 7, 2001.

(18)
Prior to the acquisition of CMD Technology by Silicon Image, Dave Striebich served as a director of sales of CMD Technology. Dave Striebich also held options to purchase an aggregate of 59,579 shares of Silicon Image common stock as of June 7, 2001.

(19)
Prior to the acquisition of CMD Technology by Silicon Image, Jim Huang served as a director of operations of CMD Technology. Jim Huang also held options to purchase an aggregate of 88,816 shares of Silicon Image common stock as of June 7, 2001.

(20)
Prior to the acquisition of CMD Technology by Silicon Image, John Turner served as corporate controller of CMD Technology. John Turner also held options to purchase an aggregate of 88,872 shares of Silicon Image common stock as of June 7, 2001.

(21)
Prior to the acquisition of CMD Technology by Silicon Image, Tom Perry served as a director of engineering of CMD Technology.

(22)
Prior to the acquisition of CMD Technology by Silicon Image, Bob Salem served as a product marketing manager of CMD Technology.

(23)
Prior to the acquisition of CMD Technology by Silicon Image, Tom Sprimont served as a director of information technology of CMD Technology.

PLAN OF DISTRIBUTION

    The selling stockholders may sell or distribute some or all of the shares from time to time through underwriters, dealers, brokers or other agents or directly to one or more purchasers, including pledgees. The selling stockholders may sell the shares on the Nasdaq National Market, in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices or at fixed prices, which may be changed. The selling stockholders may offer and sell some or all of their shares through:

  •
  a block trade in which a broker-dealer or other person may resell all or part of the block, as principal or agent, in order to facilitate the transaction;

  •
  purchases by a broker-dealer or other person, as principal, and resales by the broker dealer for its account;

  •
  pledges of shares to a broker-dealer or other person, who may, in the event of default, purchase or sell the pledged shares; or

  •
  ordinary brokerage transactions and transactions in which a broker solicits purchasers.

    In addition, selling stockholders may enter into option, derivative or hedging transactions with respect to the shares, and any related offers or sales of shares may be made pursuant to this prospectus. For example, the selling stockholders may:

  •
  enter into transactions involving short sales of the shares by broker-dealers in the course of hedging the positions they assume with selling stockholders;

  •
  sell shares short themselves and deliver the shares registered hereby to settle such short sales or to close out stock loans incurred in connection with their short positions;

  •
  write call options, put options or other derivative instruments (including exchange-traded options or privately negotiated options) with respect to the shares, or which they settle through delivery of the shares;

  •
  enter into option transactions or other types of transactions that require the selling stockholder to deliver shares to a broker, dealer or other financial institution, who may then resell or transfer the shares under this prospectus; or

  •
  loan the shares to a broker, dealer or other financial institution, which may sell the loaned shares.

    These option, derivative and hedging transactions may require the delivery to a broker, dealer or other financial institution of shares offered hereby, and such broker, dealer or other financial institution may resell such shares pursuant to this prospectus. Selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act rather than pursuant to this prospectus, provided they meet the criteria and comply with the requirements of Rule 144.

    The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts and commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. Silicon Image will not receive any of the proceeds from this offering.

    Brokers, dealers, agents or underwriters participating in transactions as agent may receive compensation in the form of discounts, concessions or commissions from the selling stockholders (and, if they act as agent for the purchaser of the shares, from such purchaser). The discounts, concessions or commissions as to a particular broker, dealer, agent or underwriter might be in excess of those customary in the type of transaction involved. Neither Silicon Image nor the selling stockholders can presently estimate the amount of this compensation.

    The selling stockholders and any underwriters, brokers, dealers or agents that participate in such distribution may be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts, commissions or concessions received by any underwriters, brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Neither Silicon Image nor the selling stockholders can presently estimate the amount of this compensation. Persons who are "underwriters" within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

    To the extent required, the specific common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part. This prospectus also may be used by donees or pledgees of the selling stockholders, or by other persons acquiring shares and who wish to offer and sell shares under circumstances requiring or making desirable its use.

    Silicon Image will pay substantially all of the expenses incident to this offering of the shares by the selling stockholders to the public other than commissions and discounts of underwriters, brokers, dealers or agents. Silicon Image and the selling stockholders have agreed to indemnify each other against specific liabilities, including liabilities arising under the Securities Act and/or Securities Exchange Act of 1934 ("Exchange Act"), in connection with the registration for resale of the common stock offered under this prospectus under the Securities Act. In addition, the selling stockholders may indemnify brokers, dealers, agents or underwriters that participate in transactions involving sales of the shares against specific liabilities, including liabilities arising under the Securities Act and/or Exchange Act.

    In order to comply with certain states' securities laws, if applicable, the shares will be sold in jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless the shares have been registered or qualified for sale in that state or an exemption from registration or qualification is available and is complied with.

    Silicon Image may suspend the use of this prospectus if it learns of any event that causes this prospectus to include an untrue statement of a material fact or omit to state a material fact required to be stated in this prospectus or necessary to make the statements in this prospectus not misleading in light of the circumstances then existing. If this type of event occurs, a prospectus supplement or post-effective amendment, if required, will be distributed to each selling stockholder.

    The shares offered under this prospectus were originally issued to former shareholders and optionees of CMD Technology in connection with the acquisition of this company pursuant to exemptions from the registration requirements of the Securities Act provided by Section 4(2) thereof and/or Regulation D under the Securities Act. In connection with this acquisition, we agreed to register the common stock offered under this prospectus under the Securities Act. Each of the first four selling stockholders named in the preceding table has agreed that it will not sell or otherwise dispose of more than one fifty-second (1/52) of the shares offered hereunder during any week following June 7, 2001, the date the acquisition of CMD Technology was completed. The right to sell this limited number of shares is assignable by one of these four selling stockholders to another of them, and the foregoing restriction on the number of shares which may be sold shall expire on June 7, 2002.

LEGAL MATTERS

    Fenwick & West LLP, Palo Alto, California, will provide Silicon Image with an opinion as to legal matters in connection with the common stock.

EXPERTS

    The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2000, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The financial statements of CMD Technology Inc. as of December 31, 2000 and 1999 and for each of the years in the three-year period ended December 31, 2000, have been incorporated by reference herein and in the registration statement in reliance on the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

    The following documents we have filed with the Securities and Exchange Commission (the "Commission") are incorporated into this prospectus by reference:

  •
  the registration statement on Form S-3 of which this prospectus is a part, and the exhibits filed with this registration statement and incorporated into this registration statement by reference;

  •
  our annual report on Form 10-K for the fiscal year ended December 31, 2000 filed with the Commission on April 2, 2001;

  •
  our quarterly report on Form 10-Q for the quarter ended March 31, 2001 filed with the Commission on May 15, 2001;

  •
  our current report on Form 8-K filed with the Commission on June 20, 2001, as amended by a Form 8-K/A filed with the Commission on August 10, 2001;

  •
  the description of our common stock contained in our registration statement on Form 8-A filed with the Commission on July 30, 1999 under Section 12(g) of the Exchange Act, including any amendment or report filed for the purpose of updating such description; and

  •
  all documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and before the termination of this offering.

    To the extent that any statement in this prospectus is inconsistent with any statement that is incorporated by reference, the statement in this prospectus shall control. The incorporated statement shall not be deemed, except as modified or superseded, to constitute a part of this prospectus or the registration statement.

    Because we are subject to the informational requirements of the Exchange Act, we file reports and other information with the Commission. Reports, registration statements, proxy and information statements and other information that we have filed can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of this material from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at rates prescribed by the Commission. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission also maintains a World Wide Web site that contains reports, proxy and information statements and other information that is filed electronically with the Commission. This web site can be accessed at http://www.sec.gov.

    We have filed with the Commission a registration statement on Form S-3 under the Securities Act with respect to the common stock offered under this prospectus. This prospectus does not contain all of the information in the registration statement, parts of which we have omitted, as allowed under the rules and regulations of the Commission. You should refer to the registration statement for further information with respect to us and our common stock. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement. Copies of the registration statement, including exhibits, may be inspected without charge at the Commission's principal office in Washington, D.C., and you may obtain copies from this office upon payment of the fees prescribed by the Commission.

    We will furnish without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of the information that has been incorporated by reference into this prospectus (except exhibits, unless they are specifically incorporated by reference into this prospectus). You should direct any requests for copies to Silicon Image, Inc., 1060 East Arques Avenue, Sunnyvale, CA 94086, Attention: Howard Freedland, General Counsel, telephone: (408) 616-4000.

PROSPECTUS

August      , 2001

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. Other Expenses of Issuance and Distribution.

    The following table sets forth the various expenses payable by the Registrant in connection with the sale and distribution of the securities being registered hereby. Normal commission expenses and brokerage fees are payable individually by the selling stockholders. All amounts are estimated except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee	$7,524
Nasdaq National Market filing fees	65,000
Legal and accounting fees and expenses	30,000
Miscellaneous	2,476

Total	$105,000

ITEM 15. Indemnification of Directors and Officers.

    Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended (the "Securities Act").

    As permitted by the Delaware General Corporation Law, the Registrant's certificate of incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability:

  •
  for any breach of the director's duty of loyalty to the Registrant or its stockholders;

  •
  for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  •
  under section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; or

  •
  for any transaction from which the director derived an improper personal benefit.

    As permitted by the Delaware General Corporation Law, the Registrant's bylaws provide that:

  •
  the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions;

  •
  the Registrant is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions; and

  •
  the rights conferred in the Bylaws are not exclusive.

    In addition, the Registrant has entered into indemnity agreements with each of its current directors and officers. These agreements provide for the indemnification of officers and directors for all expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were agents of the Registrant. The indemnification provision in the Bylaws, and the form of indemnity agreements entered into between the Registrant and its directors and

II–1

executive officers, may be sufficiently broad to permit indemnification of the Registrant's executive officers and directors for liabilities arising under the Securities Act.

    The Registrant has also obtained directors' and officers' insurance to cover its directors, officers and some of its employees for certain liabilities, including public securities matters.

    The Underwriting Agreement relating to the Registrant's initial public offering, effected pursuant to a registration statement on Form S-1 (File No. 333-83665), provides for indemnification by the underwriters of the Registrant and its directors and officers for certain liabilities under the Securities Act of 1933, or otherwise.

    Reference is made to the following documents regarding relevant indemnification provisions described above and elsewhere herein:

  1.
  Form of Underwriting Agreement (incorporated by reference to Exhibit 1.01 to the Registrant's registration statement on Form S-1 (File No. 333-83665), declared effective October 5, 1999 (the "Form S-1")).

  2.
  Second Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.03 to the Form S-1).

  3.
  Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.05 to the Form S-1).

  4.
  Form of Indemnity Agreement entered into between the Registrant and its directors and officers (incorporated by reference to Exhibit 10.01 to the Form S-1).

ITEM 16. Exhibits.

    The following exhibits are filed herewith or incorporated by reference herein:

Exhibit Number	Exhibit Title
4.01	Second Amended and Restated Certificate of Incorporation of the Registrant (incorporated herein by reference to Exhibit 3.03 to the Form S-1).
4.02	Restated Bylaws of the Registrant (incorporated herein by reference to Exhibit 3.05 to the Form S-1).
4.03	Form of Specimen Certificate for the Registrant's common stock (incorporated herein by reference to Exhibit 4.01 to the Form S-1).
4.04	Third Amended and Restated Investors Rights Agreement dated July 29, 1998, as amended October 15, 1998 (incorporated herein by reference to Exhibit 4.04 to the Form S-1).
4.05	Certificate of Amendment of Second Amended and Restated Certificate of Incorporation of the Registrant
5.01	Opinion of Fenwick & West LLP.
23.01	Consent of Fenwick & West LLP (included in Exhibit 5.01).
23.02	Consent of Independent Accountants.
23.03	Consent of Independent Auditors.
24.01	Power of Attorney (see page II-5).

II–2

ITEM 17. Undertakings.

    The undersigned Registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that (i) and (ii) do not apply if the information required to be included in a post-effective amendment thereby is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

      (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that: (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be

II–3

part of this registration statement as of the time it was declared effective; and (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II–4

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on this August 13, 2001.

SILICON IMAGE, INC.
By:	/s/ DAVID D. LEE David D. Lee Chief Executive Officer

POWER OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints David D. Lee, Daniel K. Atler and Andrew S. Rappaport, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement on Form S-3, and to file the same with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ DAVID D. LEE David D. Lee	President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	August 13, 2001
/s/ DANIEL K. ATLER Daniel K. Atler	Vice President, Finance and Administration and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	August 13, 2001
/s/ DAVID A. HODGES David A. Hodges	Director	August 13, 2001
Keith McAuliffe	Director
Andrew S. Rappaport	Director
/s/ RONALD V. SCHMIDT Ronald V. Schmidt	Director	August 13, 2001
/s/ DOUGLAS C. SPRENG Douglas C. Spreng	Director	August 13, 2001

II–5

EXHIBIT INDEX

Exhibit Number	Exhibit Title
4.01	Second Amended and Restated Certificate of Incorporation of the Registrant (incorporated herein by reference to Exhibit 3.03 to the Form S-1).
4.02	Restated Bylaws of the Registrant (incorporated herein by reference to Exhibit 3.05 to the Form S-1).
4.03	Form of Specimen Certificate for the Registrant's common stock (incorporated herein by reference to Exhibit 4.01 to the Form S-1).
4.04	Third Amended and Restated Investors Rights Agreement dated July 29, 1998, as amended October 15, 1998 (incorporated herein by reference to Exhibit 4.04 to the Form S-1).
4.05	Certificate of Amendment of Second Amended and Restated Certificate of Incorporation of the Registrant
5.01	Opinion of Fenwick & West LLP.
23.01	Consent of Fenwick & West LLP (included in Exhibit 5.01).
23.02	Consent of Independent Accountants.
23.03	Consent of Independent Auditors.
24.01	Power of Attorney (see page II-5).

QuickLinks

TABLE OF CONTENTS
SUMMARY
Silicon Image, Inc.
Recent Events
The Offering
RISK FACTORS
USE OF PROCEEDS
DILUTION
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  ITEM 14. Other Expenses of Issuance and Distribution.
  ITEM 15. Indemnification of Directors and Officers.
  ITEM 16. Exhibits.
  ITEM 17. Undertakings.
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX